UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant’s name into English)

Suite 604 — 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

Pan American Gold Corporation

News Release

August 2, 2004

(PNAMF:OTC:BB)

PAN AMERICAN GOLD COMPLETES NEW MAGNETIC SURVEY AT ITS KINSLEY MOUNTAIN GOLD PROJECT - ELKO COUNTY - NEVADA IDENTIFIES NEW TARGET AREAS

Pan American Gold Corp. (PNAMF:OTC:BB) is pleased to announce that it has completed a new magnetic survey of the Kinsley Mountain gold property that has identified target areas not previously recognized. As result the Company has staked an additional 30 unpatented mining claims representing 600 acres of new property bringing the total acreage controlled by Pan American Gold at Kinsley to more than 2600 acres.

The Kinsley Mountain Property is located in northeastern Nevada approximately 55 miles south of the town of Wendover, Nevada. Pan American Gold has an option to earn a 60% interest in the property by completing a work on the property through to bankable feasibility. The Kinsley Mountain Gold Mine was operated by Alta Gold in the 1990‘s when it produced 138,151 ounces of gold from an open pit mine and heap leach on the property. The Kinsley Mountain deposit is a Carlin-type gold deposit, which belongs to a family of gold deposits that have produced more 75 million ounces of gold in last twenty years in northern Nevada.

Pan American Gold has submitted a revised “Notice of Intent” to the Bureau of Land Management Office in Elko, Nevada for approval of 115 new drill holes as apart of its first phase drill program. The Company expects to start drilling at Kinsley in August 2004.

Company President Richard Bachman stated, “We continue to aggressively explore our gold properties with the objective of achieving success for our shareholders. The Kinsley Mountain Property offers the opportunity for the Company to add value through discovery”

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, statements regarding potential mineralization and reserves, exploration results, development or production programs, and future plans and objectives of Pan American Gold Corporation. Actual results relating to, among other things, reserves, results of exploration, capital costs, drilling programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements. Factors affecting forward-looking statements include: the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American Gold Corporation’s mining properties; changes in the operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American Gold Corporation develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American Gold Corporation operates; technological, mechanical and operational difficulties encountered in connection with Pan American Gold Corporation’s mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman
Michael Sweatman, Director
Date: August 3, 2004